Exhibit 99.1

Genius Group files Federal Securities Class Action Lawsuit against Citadel Securities and Virtu Financial for Alleged Market Manipulation.

SINGAPORE, November 14, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced it has filed a Class Action Complaint in the United States District Court for the Southern District of New York alleging that Citadel Securities LLC, and Virtu Americas LLC (the “Defendants”) engaged in a long-running market manipulation scheme that includes spoofing and naked short selling of the Company’s shares and related acts in violation of Section 10(b), Sections 9(a)(2) and 9(e) and Section 20(a) of the Securities Exchange Act of 1934.

The Company believes the lawsuit sets a number of precedents with regards to the protection of shareholder interests and the Company. As such, the Company is taking action to recover damages caused due to alleged market manipulation:

●	This lawsuit is a Class Action Complaint filed on behalf of the Company and ALL of its investors who sold Genius Group stock at artificially deflated prices as a result of Defendants’ alleged abuses.
●	Pursuing a class action will help the Company facilitate a recovery not just for Genius Group’s losses, but for all its harmed shareholders as well.
●	The Company will ask the Court to appoint it “lead plaintiff” in the class action, so that the Company can effectively manage the litigation and diligently work to protect its shareholders’ interests.

The class action complaint filed today that Defendants engaged in longstanding and widespread manipulative trading scheme centered on repeatedly “spoofing” Genius Group stock. “Spoofing” is a manipulative and illegal trading practice that involves submitting and then cancelling buy or sell orders without any genuine intent to execute them. The purpose of these “baiting orders” is to mislead other market participants about the level of supply and/or demand for a security, or about the degree of price volatility associated with a security, and thereby influence market prices for that security.

The complaint alleges that for a period of at least three years – between April 12, 2022 and May 30, 2025 (the “Class Period”) – Defendants repeatedly entered thousands of spoofing trades designed to create the false impression that there was both excess supply and excess volatility in Genius stock. The Company has confirmed that the lawsuit seeks at least the previously reported no less than $250 million in damages.

These manipulative orders were calculated to (and successfully did) deceive or induce other investors to sell their holdings at artificially deflated prices. In particular, the complaint alleges:

●	On 98% of all trading days during the Class Period, Defendants repeatedly entered spoofing trades designed to manipulate the price of Genius stock. Defendants entered dozens – sometimes thousands – of such trades on a given trading day, canceling them within milliseconds of placement.
●	Defendants repeatedly built massive short positions through off-exchange trading over a few trading days, and then bombarded the market with spoofing trades (baiting orders canceled within 100 milliseconds of placement) causing significant declines in the price of Genius Group stock.
●	Less than a minute after these baiting orders were placed, Defendants sold significant volumes of Genius stock short through off-exchange trading.
●	Defendants also engaged in significant naked short-selling, i.e., improper short sales that are unsupported by existing market inventory. Indeed, major declines in Genius Group stock were also accompanied by large spikes in evidence of such activity.

In filing this class action, Genius Group is demonstrating its commitment to its shareholders and the Company intends to work diligently to protect their interests.

Roger James Hamilton, CEO of Genius Group, said “We have been consistent in calling for fair markets and taking actions to protect our shareholders. The filing of this lawsuit is an important milestone for the company in what has been a long, multi-year fight to protect the company and its shareholders and expose unfair and illegal practices that our investors have dealt with.”

“Even today, multiple brokers have taken away the buy button on Genius shares while leaving the sell button, making it hard to buy but easy to sell our stock without providing adequate explanation as to why they are choosing to target our company. We give notice to any and all bad actors seeking to profit at the expense of our shareholders that we will continue to take forceful, proactive action to defend our company.”

The Company and its legal team will continue to provide updates to its shareholders on this case as appropriate. The Company also reminds shareholders of the record date of November 28, 2025 to transfer shares via the Direct Registration System (DRS) to book entry with the Company’s transfer agent, VStock in order to benefit from the Bitcoin Loyalty Payment program, designed to reduce the number of Company shares available to short sellers. Full details of the program can be found here.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai